3/A
1
<SROS>NASDAQ
<REPORTING-OWNER>
  0001098237
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  VeriSign, Inc.
  0001014473
  <IRS-NUMBER>94-3221585
</SUBJECT-COMPANY>
<PERIOD>06/08/00
3/A
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Korzeniewski, Robert J.
   487 East Middlefield Road


   Mountain View, CA  94043
2. Date of Event Requiring Statement (Month/Day/Year)
   6/8/2000
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   VeriSign, Inc. (VRSN)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Executive Vice President
6. If Amendment, Date of Original (Month/Day/Year)
   06/19/00
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 56,645              D   Direct

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option      (2)       11/24/01  Common Stock                 92,879     $3.2560    D           Direct
(right to buy)
Non-Qualified Stock Option      (3)       10/25/03  Common Stock                 54,180     $10.9300   D           Direct
(right to buy)
Non-Qualified Stock Option      (4)       04/20/04  Common Stock                 53,750     $42.7910   D           Direct
(right to buy)
Non-Qualified Stock Option      (5)       04/26/05  Common Stock                 53,750     $107.3260  D           Direct
(right to buy)
Incentive Stock Option (right to(1)       11/24/01  Common Stock                 40,936     $3.2560    D           Direct
 buy)

Explanation of Responses:

(1)
20,468 options are exercisable immediately and 20,468 options vest and become exercisable on 11/25/2000.


(2)
14,189 options are exercisable immediately and 78,690 options vest and become exercisable on 11/25/2000.


(3)
23,220 options vest and become exercisable on 10/26/2000 and each of 15,480 options vest and become exercisable on 10/26/2001 and 10
/26/2002, respectively.


(4)
16,125 options are exercisable immediately, 16,125 options vest and become exercisable on 04/21/2001 and each of 10,750 options vest and become exercisable on 04/21/2002 and 04/21/2003, respectively.


(5)
Options vest 30% one year after the vesting start date of April 26, 2000, and vest 30%, 20% and 20%, respectively, at the end of the second, third and fourth years after the vesting start date.


-
Original Form 3 filed June 19, 2000 incorrectly reported the amount and manner in which certain non-derivative shares were being hel
d.  This amendment corrects the amount of non-derivative shares, held directly, and the manner in which those shares were held as "i ncludes shares being held frozen under the terminating Network Solutions, Inc. 401(k) Plan".



SIGNATURE OF REPORTING PERSON
/S/ By: Donald T Rozak Jr, as attorney-in-fact
    For: Robert J. Korzeniewski
DATE 01/15/03